Exhibit 99.1

OBSEVA SA

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Balance Sheets

(in USD ’000)	Notes	June 30, 2018	December 31, 2017
		unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	4	166,835	110,841
Other receivables		630	783
Prepaid expenses		2,082	1,490
Total current assets		169,547	113,114
Non-current assets
Furniture, fixtures and equipment		305	323
Intangible assets	5	21,608	21,608
Other long-term assets		188	190
Total non-current assets		22,101	22,121
Total assets		191,648	135,235
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current tax liability		40	51
Other payables and current liabilities		1,446	2,865
Accrued expenses		10,428	6,514
Total current liabilities		11,914	9,430
Non-current liabilities
Post-employment obligations		3,034	3,099
Other long-term liabilities		52	55
Total non-current liabilities		3,086	3,154
Shareholders’ equity
Share capital		3,375	2,864
Share premium		307,743	219,335
Reserves		10,189	7,119
Accumulated losses		(144,659)	(106,667)
Total shareholders’ equity	6	176,648	122,651
Total liabilities and shareholders’ equity		191,648	135,235

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2018	2017	2018	2017
		unaudited		unaudited
Operating income other than revenue		3	2	8	8
OPERATING EXPENSES
Research and development expenses	7	(14,694)	(14,016)	(31,036)	(27,073)
General and administrative expenses		(3,501)	(3,855)	(7,150)	(6,600)
Total operating expenses		(18,195)	(17,871)	(38,186)	(33,673)
OPERATING LOSS		(18,192)	(17,869)	(38,178)	(33,665)
Finance income		31	602	186	860
Finance expense		—	—	—	—
NET LOSS BEFORE TAX		(18,161)	(17,267)	(37,992)	(32,805)
Income tax expense	8	(25)	(57)	—	(57)
NET LOSS FOR THE PERIOD		(18,186)	(17,324)	(37,992)	(32,862)
Net loss per share
Basic	9	(0.49)	(0.61)	(1.03)	(1.19)
Diluted	9	(0.49)	(0.61)	(1.03)	(1.19)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to profit and loss
Remeasurements on post-employment benefit plans		—	—	—	—
Items that may be reclassified to profit or loss
Currency translation differences		—	—	—	—
TOTAL OTHER COMPREHENSIVE LOSS		—	—	—	—
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(18,186)	(17,324)	(37,992)	(32,862)

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

		Six-month period ended June 30,
(in USD ’000)	Notes	2018	2017
		unaudited
NET LOSS BEFORE TAX FOR THE PERIOD		(37,992)	(32,805)
Adjustments for:
Depreciation		53	25
Post-employment (benefit) / cost		(65)	22
Share-based payments		4,574	4,481
Finance income		(186)	(860)
Decrease in other receivables		153	107
(Increase) / decrease in prepaid expenses and other long term-assets		(590)	776
Decrease in other payables and current liabilities		(1,336)	(588)
Increase in accrued expenses and other long-term liabilities		3,917	855
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(31,472)	(27,987)
Cash used for rental deposits		—	(96)
Payments for plant and equipment		(117)	(67)
Payments for intangible assets		—	(5,000)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(117)	(5,163)
Proceeds from issue of shares		93,128	96,758
Payment of share issuance costs		(5,718)	(7,899)
NET CASH FLOWS FROM FINANCING ACTIVITIES		87,410	88,859
Net increase in cash and cash equivalents		55,821	55,709
Cash and cash equivalents as at January 1,		110,841	25,508
Effects of exchange rate changes on cash and cash equivalents		173	860
Cash and cash equivalents as at June 30,		166,835	82,077

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(in USD ’000) unaudited	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Total reserves	Accumulated losses	Total
January 1, 2017	1,740	71,966	2,423	(489)	1,934	(39,599)	36,041
Loss for the period	—	—	—	—	—	(32,862)	(32,862)
Other comprehensive loss	—	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	(32,862)	(32,862)
Issuance of shares - IPO	496	96,254	—	—	—	—	96,750
Issuance of shares - Incentive Plan	8	340	(340)	—	(340)	—	8
Share issuance costs	—	(8,098)	—	—	—	—	(8,098)
Share-based remuneration	—	—	4,481	—	4,481	—	4,481
June 30, 2017	2,244	160,462	6,564	(489)	6,075	(72,461)	96,320

January 1, 2018	2,864	219,335	7,608	(489)	7,119	(106,667)	122,651
Loss for the period	—	—	—	—	—	(37,992)	(37,992)
Other comprehensive loss	—	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	(37,992)	(37,992)
Issuance of shares - Incentive Plan	14	1,504	(1,504)	—	(1,504)	—	14
Issuance of shares - Follow-on offering	367	72,736	—	—	—	—	73,103
Issuance of shares - ATM program	130	19,881	—	—	—	—	20,011
Share issuance costs	—	(5,713)	—	—	—	—	(5,713)
Share-based remuneration	—	—	4,574	—	4,574	—	4,574
June 30, 2018	3,375	307,743	10,678	(489)	10,189	(144,659)	176,648

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements for the three-month and six-month periods ended June 30, 2018

(unaudited)

1. General information

ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228 Plan-les-Ouates, Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiaries included in the scope of consolidation (note 2.3).

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of three mid- to late-stage development in-licensed compounds (linzagolix (OBE2109), nolasiban (OBE001) and OBE022) being developed in four indications. The Group has no currently marketed products.

These consolidated interim financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand except share and per share data, and have been prepared on the basis of the accounting principles described in note 2.

These consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors (the “Board of Directors”) on August 6, 2018.

2. Accounting principles and scope of consolidation

2.1 Basis of preparation and accounting principles

These unaudited three-month and six-month consolidated interim financial statements (the “interim financial statements”) are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”).

On January 1, 2018, the Group adopted IFRS 9 Financial Instruments, which replaced IAS 39 Financial Instruments: Recognition and Measurement. The adoption of the standard had no impact on the Group’s consolidated financial statements.

In January 2016, the IASB issued IFRS 16 Leases, which replaced IAS 17 Leases and Related Interpretations. The new standard, which will be effective on January 1, 2019 requires lessees to recognize a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts, removing the distinction between operating and finance leases. As at June 30, 2018, the Group has non-cancellable operating lease commitments of USD 3 million (excluding short-term and low-value leases) and expects to recognise right-of-use assets and lease liabilities of approximately USD 2.7 million on January 1, 2019. The Group does not expect a significant impact on the net profit after tax resulting from the adoption of IFRS 16.

Other accounting policies used in the preparation and presentation of these consolidated interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2017 (the “annual financial statements”), which should be read in conjunction with these consolidated interim financial statements as they provide an update of previously reported information.

The Group believes it will be able to meet all of its obligations as they fall due for at least 12 months from June 30, 2018, hence, the unaudited consolidated interim financial statements have been prepared on a going concern basis.

2.2 Use of estimates and assumptions

The preparation of consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the consolidated interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2.3 Scope of consolidation

There was no change to the scope of consolidation during the reporting period and the Company consolidates the financial operations of its two fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland,

ObsEva SA

Consolidated Interim Financial Statements

and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd had no operations and no results of operations to report as of June 30, 2018 and 2017.

3. Fair value estimation and financial instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.

All financial assets and liabilities, respectively, are held at their amortized cost.

The Group’s financial assets and liabilities consist of cash and cash equivalents, other receivables, other payables and accruals which are classified as loans and receivables at amortized costs according to IFRS 9.

4. Cash and cash equivalents

(in USD ‘000)	June 30, 2018	December 31, 2017
	unaudited	audited
Bank deposits	166,835	110,841
Interest bearing deposits	—	—
Total cash and cash equivalents	166,835	110,841

5. Intangible assets

As at June 30, 2018 and December 31, 2017, the Group holds a number of licenses to develop and commercialize several biopharmaceutical product candidates, the value of which is recorded at USD 21.6 million.

6. Shareholders’ equity

On January 30, 2017, the Company completed an IPO and issued 6,450,000 common shares at a subscription price of USD 15.00 per share and a par value of 1/13 of a Swiss franc per share. The gross proceeds of USD 96.8 million have been recorded in equity net of directly related share issuance costs of USD 8.2 million.

On October 13, 2017, the Company completed a private placement with institutional investors and issued 7,500,000 common shares at a subscription price of USD 8.00 per share and a par value of 1/13 of a Swiss franc per share. The gross proceeds of USD 60.0 million have been recorded in equity net of directly related share issuance costs of USD 3.7 million.

On March 16, 2018, the Company issued 3,499,990 common shares at par value of 1/13 of a Swiss franc per share. The shares were subscribed by the Company and are held as treasury shares, hence the operation did not impact the share capital. Share issuance costs of USD 11 thousand related to the operation were recorded in equity.

On May 17 and 25, 2018, the Company sold 1,000,851 and 600,000 treasury shares, respectively, at a price of USD 12.50 per share, from their “at the market” (ATM) program, generating gross proceeds of USD 20.0 million. Directly related share issuance costs of USD 0.6 million were recorded as a deduction in equity.

On June 22, 2018, the Company completed an underwritten public offering of 4,750,000 common shares at a price of USD 15.39 per share, with an option to issue to an additional 712,500 common shares. The gross proceeds of USD 73.1 million resulting from this transaction have been recorded in equity net of directly related share issuance costs of USD 5.1 million.

As at June 30, 2018, the total outstanding share capital of USD 3.4 million, fully paid, consists of 42,871,108 common shares, excluding 600,822 non-vested shares and 1,909,322 treasury shares. As at December 31, 2017, the total outstanding share capital of USD 2.9 million, fully paid, consists of 36,342,945 common shares, excluding 778,134 non-vested shares and 10,183 treasury shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

7. Research and development expenses

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs to the profit and loss accounts.

ObsEva SA

Consolidated Interim Financial Statements

8. Income tax expense

The Group is subject to income taxes in Switzerland, Ireland and the United States.

The Company is subject in Switzerland to a municipal and cantonal income tax rate of 22.6% and to a federal tax rate of 8.5% on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the three-month and six-month periods ended June 30, 2018 and 2017. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of June 30, 2018 and December 31, 2017.

The Company’s Irish subsidiary has no activity, and, therefore, no income tax expense was recorded in such entity for the three-month and six-month periods ended June 30, 2018 and 2017.

The Company’s U.S. subsidiary is a service organization for the Group and will therefore be subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost plus arrangement with the Group. The profits of the U.S. subsidiary during the three-month and six-month periods ended June 30, 2018 and 2017 were subject to a total U.S. income tax rate of 27.3% and 39.3%, respectively, based on both the U.S. federal and Massachusetts state tax rates.

9. Loss per share

As of June 30, 2018 and 2017, the Company has one category of shares, which are common shares. The basic loss per share is calculated by dividing the loss of the period attributable to the common shares by the weighted average number of common shares outstanding during the period as follows:

	Three-month period ended June 30,	Six-month period ended June 30,
	2018	2018
	unaudited	unaudited
Net loss attributable to shareholders (in USD ‘000)	(18,186)	(37,992)
Weighted average number of common shares outstanding	37,617,569	37,004,673
Basic and diluted loss per share (in USD)	(0.49)	(1.03)

	Three-month period ended June 30,	Six-month period ended June 30,
	2017	2017
	unaudited	unaudited
Net loss attributable to shareholders (in USD ‘000)	(17,324)	(32,862)
Weighted average number of common shares outstanding	28,469,064	27,582,897
Basic and diluted loss per share (in USD)	(0.61)	(1.19)

For the three-month and six-month periods ended June 30, 2018, 600,822 non-vested shares, 1,909,322 treasury shares and 1,849,240 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the three-month and six-month periods ended June 30, 2017, 1,124,882 non-vested shares, 10,183 treasury shares and 568,450 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, are excluded from the calculation.

10. Segment information

The Group operates in one segment, which is the research and development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend, in large part, on the success of the development phase. The Chief Executive Officer of the Company reviews the consolidated statement of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment. The Group currently generates no revenue from the sales of therapeutics products, and the Group’s activities are not affected by any significant seasonal effect.

The geographical analysis of non-current assets is as follows:

ObsEva SA

Consolidated Interim Financial Statements

(in USD ‘000)	June 30, 2018	December 31, 2017
	unaudited	audited
Switzerland	21,832	21,832
USA	269	289
Total non-current assets	22,101	22,121

The geographical analysis of operating expenses is as follows:

unaudited (in USD ’000)	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Switzerland	17,121	17,098	36,139	32,330
USA	1,074	773	2,047	1,343
Total operating expenses	18,195	17,871	38,186	33,673

11. Events after the reporting period

Sales of common shares

On July 19, 2018, the Company sold 306,721 common shares for total gross proceeds amounting to USD 4.7 million (USD 15.39 per share). These shares were sold pursuant to the 30-day option granted as part of the follow-on offering to purchase up to an additional 712,500 common shares (“green-shoe”). Directly related share issuance costs amounted to USD 0.3 million.

Listing of ObsEva’s shares on the SIX Swiss Exchange

On July 13, 2018, the Company’s shares started trading on SIX Swiss Exchange under the ticker symbol “OBSN”. The Company did not issue any new shares in connection with the listing in Switzerland. The Company is already listed on the Nasdaq Global Select Market (OBSV) since January 2017. The trading of ObsEva's shares on Nasdaq will continue in addition to the SIX listing.